Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-193023
January 17, 2014

Company Overview January 2014 April 2012

This presentation includes statements that are, or may be deemed, ‘‘forward - looking statements.’’ In some cases, these forward - l ooking statements can be identified by the use of forward - looking terminology, including the terms “believes,” “estimates,” “anticipate s,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or, in each case, their negative or other vari ati ons thereon or comparable terminology, although not all forward - looking statements contain these words. They appear in a number of places throu ghout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations co ncerning, among other things, our ongoing and planned discovery and development of drugs targeting kidney diseases, the strength and breadth of our intellectual property, our ongoing and planned preclinical studies and clinical trials, the timing of and our ability to make regulatory f ili ngs and obtain and maintain regulatory approvals for our product candidates, the degree of clinical utility of our products, particularly in spe cif ic patient populations, expectations regarding clinical trial data, our results of operations, financial condition, liquidity, prospects, growth and str ategies, the length of time that we will be able to continue to fund our operating expenses and capital expenditures, our expected financing needs and so urc es of financing, the industry in which we operate and the trends that may affect the industry or us. By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or ma y o ccur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward - looking statement co ntained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual result s of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the for war d - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” s ect ion of our Registration Statement on Form S - 1 initially filed with the Securities and Exchange Commission on December 23, 2013 as subsequently amended t o date (our “Registration Statement”). In addition, even if our results of operations, financial condition and liquidity, and the develop men t of the industry in which we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive o f results or developments in future periods. Any forward - looking statements that we make in this presentation speak only as of the date of su ch statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentati on, except as required by law. You should read carefully our “Cautionary Note Regarding Forward - Looking Statements and Industry Data” and the factors described in the “Risk Factors” sections of our Registration Statement to better understand the risks and uncertainties inherent in our business. Forward Looking Statements 1

Free Writing Prospectus Statement This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of th e information that you should consider before investing. We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this prese nta tion relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the reg ist ration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information a bou t us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send y ou the prospectus if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: 212 - 813 - 1010, e - mail: prospectus@aegiscap.com 2

Offering Summary Issuer NephroGenex, Inc. Listing / Ticker NASDAQ Capital Market / NRX Shares Offered 3,100,000 Shares (100% Primary) Overallotment Option 15% (100% Primary) Price Range $12 - $14 per Share Expected Pricing Range Week of February 3, 2014 Use of Proceeds Clinical development of Oral Pyridorin for diabetic nephropathy and further development of an IV formulation of Pyridorin for AKI Sole Bookrunner Aegis Capital Corp 3

Offering Summary Issuer NephroGenex, Inc. Listing / Ticker NASDAQ Capital Market / NRX Shares Offered 3,076,923 Shares (100% Primary) Overallotment Option 15% (100% Primary) Price Range $12 - $14 per Share Expected Pricing Range Week of February 3, 2014 Use of Proceeds Clinical development of Oral Pyridorin for diabetic nephropathy and further development of an IV formulation of Pyridorin for AKI Sole Bookrunner Aegis Capital Corp 3

Key Management Members

Management	Past Experience
Pierre Legault, CEO	**Eckerd**, President **OSI Pharmaceuticals**, CFO **Rite Aid**, CAO **Sanofi-Aventis**, President Worldwide Dermatology **Prosidion Ltd**, CEO **Board Member**, Forest Labs & Regado Biosciences
Wesley Fox, President & CSO	**BioStratum**, Co-Founder and CSO **Idexx Laboratories** **Abbott Laboratories**
Mark Klausner, CMO	**CorMedix**, CMO **Johnson & Johnson**, VP **Harvard Medical School**
John Hamill, CFO	**Savient Pharmaceuticals**, CFO **PharmaNet**, CFO

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NephroGenex Investors

Current Investors


6%
8%
18%
49%
19%
Care Capital
Rho Ventures
Employees / Stock Pool
BioStratum
Other Investors

Board of Directors

Chairman of the Board	
Richard Markham	**Partner**, Care Capital – Nov 2004 - Present **COO & Vice Chairman**, Aventis – May 2002 - Aug 2004 **CEO**, Aventis Pharma – Dec 1999 - May 2002

Member	Position, Affiliation
Pierre Legault	**Director**, NephroGenex
J.Wesley Fox	**Director**, NephroGenex
Robert Seltzer	**Director**, Care Capital
Eugene Steiner, M.D.	**Director**, BioStratum
Martin Vogelbaum	**Director**, Rho Ventures

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Corporate Overview 6 Late - stage company focused on developing pathogenic oxidative chemistry inhibitors to treat kidney disease ▪ Oral Pyridorin – slows down progression of diabetic nephropathy (DN) ▪ IV Pyridorin – treatment for acute kidney injury (AKI) exacerbated by oxidative chemistries Oral Pyridorin for DN initiated Phase 3 in Dec 2013 after demonstrating >50% treatment effect in patient population accepted by FDA ▪ Proof of concept established in three large Phase 2a and one Phase 2b trial ▪ Phase 2b (n=307) reached statistical significance in Phase 3 patient population ▪ Excellent safety profile ▪ FDA Fast Track Designation Experienced management team focused on clinical success ▪ Reached new endpoint agreement and secured SPA with FDA, which reduces trial follow - up time and cost by ~50% compared to other DN Phase 3 programs

The NephroGenex Pipeline Clinical Program / Indication Preclinical Phase I Phase II Phase III Worldwide Commercial Rights ORAL PYRIDORIN ® Diabetic Nephropathy IV PYRIDORIN ® Acute Kidney Injury Clinical Program 7

Oral Pyridorin for Diabetic Nephropathy Overview 8

Diabetic nephropathy (DN) ▪ ‘ Microalbuminuria ’ ‘ Macroalbuminuria ’ Onset of renal insufficiency End stage renal disease (ESRD) and Dialysis Diabetic nephropathy is a significant healthcare financial burden Current approved therapies are marginally effective ▪ Only ACEIs and ARBs are approved for DN, which do not treat the underlying cause of the disease A significant unmet medical need remains for treatments that can slow or halt DN ▪ Current treatments do not address underlying causes of DN, and patients progressively deteriorate Diabetic Nephropathy Overview 9

Oral Pyridorin Market Potential 10 DN patients eventually progress to dialysis or death 19 M diagnosed diabetics in the US, of which 33% are diagnosed for nephropathy (6.3 M) ▪ 2.8 M patients microalbuminuria referred to as overt nephropathy ▪ 3.5 M with microalbuminurea (early stage DN) ▪ An additional 3.6 M patients are at high risk of progressing to DN Pyridorin could potentially treat as many as 10 M patients, or more than half of the diabetic population in the US Potential for significant world - wide revenue

Pathophysiology of DN

Hyperglycemia increases pathogenic oxidative chemistries*

- Elevated levels of oxidative chemistries promote the development and progression of DN*


NH_2
CH_2
HO
CH_2
OH
N
CH_3

Pyridorin™

Pyridorin targets oxidative chemistries, a key underlying cause of DN

- DN is the leading cause of dialysis and chronic kidney failure

Pyridorin is an effective drug candidate for treating DN

- Pyridorin is the only advanced drug candidate for DN targeting an underlying cause of the disease
- Validated in numerous preclinical studies and three Phase 2 studies

* Diabetes (2005) Vol 54, p3274; Am J Physiol Renal Physiol (2005) Vol 289, pF645; Diabetes (2005) Vol 54, p3103; Contrib Nephrol (2011) vol 170, p66; Kidney International (2000) Vol 58, Supp 77, pS26

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Pyridorin Mechanism of Action O 2 /M n+ Protein Protein Protein Schiff base O 2 /M n+ O 2 /M n+ Reactive carbonyl species MGO & 3 - DG and ROS O 2 /M n+ Protein Protein Amadori A.G.E. Protein A.G.E. Glucose Toxic carbonyl compounds Advanced glycation end - products ROS - Reactive oxygen species Advanced glycation end - products PYR PYR PYR PYR X X X X X PYR Oxidative Chemistries AGEs promote Diabetic Nephropathy Diabetes (2005) Vol 54, p3274; Am J Physiol Renal Physiol (2005) Vol 289, pF645; Diabetes (2005) Vol 54, p3103; Contrib Nephr ol (2011) vol 170, p66; Kidney International (2000) Vol 58, Supp 77, pS26 12

Multi - center, randomized, double - blind, placebo - controlled trial ▪ Number of centers: 46 ▪ Location of centers: U.S. ▪ Dose: 50mg BID x 24 weeks ▪ Study objectives: assess safety, tolerability and biological activity Diabetic patients with DN due to type 1 or type 2 diabetes ▪ N = 128 (65 treated, 63 placebo) ▪ Patients had macroalbuminuria and a baseline SCr ( bSCr ) ≤ 2.0 mg/ dL A dose of 50 mg bid was examined in mild to moderate disease patients Pyridorin was well tolerated and slowed the rate of SCr increase ▪ SCr levels are used as diagnostic indicators of kidney function Pyridorin Phase 2a Program PYR - 206 13

Mild to Moderate Diabetic Nephropathy – Dose 50 mg BID Patient Population Number of Subjects PYR, Placebo Baseline SCr PYR Placebo SCr Change from Baseline PYR Placebo Pyridorin Treatment Effect P value All Patients 65, 63 1.27 ± 0.34 1.33 ± 0.38 0.12 ± 0.40 0.16 ± 0.28 27% 0.2426 Type 2 Diabetes 40, 40 1.28 ± 0.34 1.30 ± 0.36 0.08 ± 0.29 0.17 ± 0.30 53% 0.0573 Baseline SCr ≥ 1.3 mg/dL 34, 30 1.54 ± 0.21 1.65 ± 0.28 0.13 ± 0.53 0.26 ± 0.33 50% 0.0691 Type 2 Diabetes, Baseline SCr ≥ 1.3 mg/dL 22, 19 1.53 ± 0.20 1.59 ± 0.73 0.06 ± 0.37 0.29 ± 0.35 79% 0.0074* Note: Virtually all patients on standard of care at screening – ACEI/ARB therapy and blood pressure control Pyridorin at a 50 mg bid dose is well tolerated and slows the rate of SCr increase in mild to moderate disease patients Clinical Results PYR - 206 14

Two multi - center, randomized, double - blind, placebo - controlled trials ▪ Number of centers: 20 ▪ Location of centers: U.S., Belgium, United Kingdom, Canada, South Africa ▪ Dose: 50mg BID x 2 weeks; 100mg BID x 2 weeks; 250mg BID x 20 weeks ▪ Study objectives: assess safety, tolerability and biological activity. All analyses done on combined studies Diabetic patients with DN due to type 1 or type 2 diabetes ▪ N=84 (57 treated, 27 placebo) ▪ Patients had macroalbuminuria and a bSCr ≤ 3.5 mg/ dL A dose of 250 mg bid was examined in moderate to advanced disease patients Pyridorin was well tolerated and slowed the rate of SCr increase Pyridorin Phase 2a Program PYR - 205/207 15

Moderate to Advanced Diabetic Nephropathy – Dose 250 mg bid Patient Population Number of Subjects PYR, Placebo Baseline SCr PYR Placebo SCr Change from Baseline PYR Placebo Pyridorin Treatment Effect P value All Patients 57 , 27 1.75 ± 0.64 1.96 ± 0.86 0.11 ± 0.26 0.34 ± 0.92 68% 0.0322* Type 2 Diabetes 45 , 22 1.74 ± 0.67 1.94 ± 0.92 0.12 ± 0.27 0.38 ± 1.02 68% 0.0498* Baseline SCr ≥ 1.3 mg/dL 42 , 19 2.00 ± 0.55 2.37 ± 0.67 0.12 ± 0.30 0.47 ± 1.09 74% 0.0454* Type 2 Diabetes, Baseline SCr ≥ 1.3 mg/dL 33 , 15 2.00 ± 0.58 2.40 ± 0.73 0.14 ± 0.31 0.55 ± 1.22 75% 0.058 Note: Virtually all patients on standard of care at screening – ACEI/ARB therapy and blood pressure control Clinical Results PYR - 205/207 Pyridorin at a 250 mg bid dose is well tolerated and slows the rate of SCr increase in moderate to advanced disease patients 16

Multi - center, randomized, double - blind, placebo - controlled ▪ Number of centers: 61 ▪ Location of centers: U.S., Australia, Israel ▪ Doses:150mg BID x 12 months; 300mg BID x 12 months ▪ Endpoint: year - one SCr change Diabetic patients with DN due to type 2 diabetes ▪ N=307 (105 treated @ 300 mg BID, 99 treated @ 150 mg BID, 103 placebo) ▪ Patients with PCr >1200 mg/g and a bSCr ≤ 3.5 mg/ dL ▪ Included patients not on established SOC who required 8 weeks to establish SOC Two doses were used to examine for a dose - dependent treatment effect Effect of changes in SOC were examined to establish patient population for Phase 3 Pyridorin was well tolerated and slowed the rate of SCr increase in patients on stable SOC at screening Pyridorin Phase 2b Program PYR - 210 17

Clinical Results

PYR-210

Type 2 Diabetic Nephropathy Patients
With and Without SOC [1] at screening – 300 & 150 mg bid

Patient Population	Dose	Number of Subjects PYR, Placebo	Baseline SCr PYR	Baseline SCr Placebo	SCr Change from Baseline PYR		SCr Change from Baseline Placebo	Pyridorin Treatment Effect	P value
Patients NOT on SOC at screening[3] *Pre-specified analysis*	300 mg	36, 34	2.32 ± 0.50	2.34 ± 0.67	0.62 ± 0.75	⟷	0.31 ± 0.68	n/a	n/a
	150 mg	30, 34	2.33 ± 0.56	2.34 ± 0.67	0.73 ± 0.90	⟷	0.31 ± 0.68	n/a	n/a
RENAAL[2] patients (bSCr < 3.0) on SOC @ screening *FDA approvable patient population*	150 mg	60, 63	2.03 ± 0.20	2.04 ± 0.40	0.23 ± 0.45	⟷	0.42 ± 0.70	45%	0.041*
	300 mg	64, 63	2.01 ± 0.49	2.04 ± 0.40	0.18 ± 0.34	⟷	0.42 ± 0.70	57%	0.009

Phase 3 Dose & Patient Population

[1] SOC: ACEI/ARB therapy and blood pressure control. Patients not on SOC at screening entered an 8 week run-in period

[2] RENAAL: Patients had baseline SCr between 1.3 and 3.0 mg/dL.; FDA accepted population for Phase 3 trials in DN

[3] Pre-specified analyses to evaluate patients not on SOC at screening and requiring a run-in period versus patients on established SOC at screening

Patients on SOC at screening exhibit a highly significant dose-dependent treatment effect in the FDA approvable RENAAL patient population

Patients not on SOC at screening exhibit higher blood pressures and more frequent medication changes that can confound SCr values

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Oral Pyridorin Phase 3 development 19

Objective ▪ Evaluate efficacy of Pyridorin at a 300mg twice daily dose compared to placebo to reduce the rate of renal disease progression due to type 2 diabetes mellitus Patient Population ▪ Type 2 diabetic nephropathy patients − Patients with overt nephropathy exhibiting a PCR >1200 mg/g − Baseline SCr from 1.3 to 3.0 mg/ dL ▪ Patients must be on an established and stable regimen of SOC − Appropriate and stable dose of ACEi /ARB and BP medications Endpoint ▪ Time to a 50% SCr increase or ESRD Pyridorin Phase 3 Protocol 20

Overall trial design ▪ Two identical,double - blind Phase 3 studies of 600 patients each ▪ Dose 300 mg bid ▪ Patient mean follow - up of 30 months ▪ DN centers world - wide Powering ▪ 247 events ▪ 90% powering to detect a 28% treatment effect (>50% treatment effect observed in Phase 2b study in relevant patient population) Phase 3 Program cost ▪ Two Phase 3 studies, each costing ~$30 M Pyridorin Phase 3 Protocol 21

SPA & endpoint approval by FDA 2014 2015 2017 2013 $20 M $10 M Total $30 M Timeline for PYR - 311 PYR - 311 600 Patients PYR - 311 Initiation Recruitment completed Interim Analysis Trial Completion 2016 2018 First patient treated 22

United States ▪ Patient population IP protection until June 2024/September 2028 with patent extension IP & Product Exclusivity Europe & Canada ▪ Dosage and patient population IP protection through June 2024 ▪ New chemical entity status (NCE) provides data exclusivity protection for 8 years in Canada and 10 years in EU ▪ Patent extension opportunities in EU similar to the US ▪ No patent extension in Canada Japan ▪ Post marketing surveillance system provides exclusivity for up to 8 years 23

IV Pyridorin Overview 24

NephroGenex
Innovative Therapies for Kidney Disease

IV Pyridorin

Rationale

- Pyridorin targets specific pathogenic oxidative chemistries that emerge in diabetes
- These pathogenic oxidative chemistries also emerge in acute kidney injury caused by:
  - Reperfusion injury in CV surgery
  - Contrast media in angiography
  - Severe AKI may result in acute renal failure (ARF)

Commercial opportunity

- Hospitalized patients at risk for AKI
- i.v. formulation of Pyridorin
- Large unmet medical need as ~5% of all inpatients experience AKI

Pathogenic oxidative chemistries surge in ARF


Carbonyls (nmol/mg protein)
1.000
0.750
0.500
0.250
#
§
§
ARF
Critically ill
ESRD
Healthy

Himmelfarb J et al. JASN 2004;15:2449-2456

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NephroGenex Corporate Overview 26

Financial Snapshot 27 IPO Target Amount IPO Expected Gross Proceeds $40.3 M Company Shares Existing Shares 5.7 M New Shares 3.1 M Operating Expenses (FY 2014) Amount Research & Development $9 M General & Administrative (including IPO) $6 M Total Burn $15 M

Financial Snapshot 27 IPO Target Amount IPO Expected Gross Proceeds $ 40.3 M Company Shares Existing Shares 4.7 M New Shares 3.1 M Operating Expenses (FY 2014) Amount Research & Development $9 M General & Administrative (including IPO) $6 M Total Burn $15 M

Financial Snapshot 27 IPO Target Amount IPO Expected Gross Proceeds $40 M Company Shares Existing Shares 2.8 M New Shares 3.1 M Operating Expenses (FY 2014) Amount Research & Development $9 M General & Administrative (including IPO) $6 M Total Burn $15 M

Projected Corporate Milestones

NephroGenex
Innovative Therapies for Kidney Disease

1H 2014

- NephroGenex Initial Public Offering
- PYR-311 first patient enrolled

2H 2014

- TQT cardiac safety study completed
- New SCr increase endpoint accepted by EMA

1H 2015

- IV PYR for AKI preclinical results completed
- IND for IV PYR AKI filed

2H 2015

- IV PYR AKI Phase 1/2 studies initiated
- PYR-311 Phase 3 Oral Pyridorin study enrollment completed
- PYR-311 Phase 3 Oral Pyridorin interim Analysis results available

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Corporate Summary Experienced management team focused on clinical success Diabetic nephropathy represents a large and growing unmet need Oral Pyridorin could potentially treat as many as 10 M patients, more than half of the diabetic population in the US ▪ No alternative treatments for DN ▪ Pyridorin could significantly improve the quality of life of DN patients Oral Pyridorin Phase 3 program in DN initiated in December 2013 ▪ Demonstrated an excellent safety profile ▪ >50% treatment effect in patient population selected for the Phase 3 program ▪ First patient in Phase 3 trial expected in 1H 2014 FDA Fast Track, SPA agreement reached providing an endpoint and patient population that reduces the time, cost and risk of Phase 3 development 29

30 Appendix

31 Pimagedine , Sulonex , Avosentan and Bardoxolone have all failed in Phase 3 trials for DN All 4 drugs had significant differences between their Phase 2 and Phase 3 studies: ▪ Phase 2 studies conducted in narrow, less diseased patient populations ▪ Phase 2 used surrogate endpoints (not based on SCr progression) ▪ FDA would not accept these surrogate endpoints or patient populations for Phase 3 All drugs showed promise in Phase 2 that failed to translate in Phase 3 ▪ Safety issues in more diseased patients ▪ Surrogate endpoint did not correlate with SCr progression Pyridorin enters Phase 3 at significantly reduced risk compared to previous DN candidates ▪ Phase 2 studies demonstrated benign safety profile and statistically significant treatment effect in Phase 3 population accepted by the FDA ▪ Phase 2 endpoint virtually identical to Phase 3 endpoint ( SCr progression) Previous Phase 3 Trials for Diabetic Nephropathy

▪ FDA and National Kidney Foundation held a Workshop in 4Q 2012 to study ‘ GFR Decline as an Endpoint for Clinical Trials in Chronic Kidney Disease ’ ▪ Workshop concluded that levels of SCr increase substantially lower than doubling can serve as workable endpoints in clinical trials ▪ Findings validated NephroGenex’s proposed lower SCr increase endpoint and current Phase 3 program ▪ NephroGenex held Type A meeting with FDA on 1Q 2013 and reached agreement on Pyridorin’s SPA, which includes a lower 50% SCr increase endpoint New endpoint is fully approvable 32 New DN Phase 3 Endpoint